EXHIBIT 12(a)

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

(millions, except ratios)	Twelve Months Ended Apr 1, 2000 (unaudited)	Three Months Ended Apr 1, 2000 (unaudited)	Year Ended 1999	Year Ended 1998	Year Ended 1997	Year Ended 1996	Year Ended 1995

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$1,251	$ 316	$1,268	$1,423	$1,409	$1,365	$1,373

Add interest element implicit in rentals	132	35	133	144	147	121	119
	1,383	351	1,401	1,567	1,556	1,486	1,492
Interest Capitalized	5	-	5	5	3	5	4

Total fixed charges	$1,388	$ 351	$1,406	$1,572	$1,559	$1,491	$1,496

Income
Income from continuing operations	$1,542	$ 235	$1,453	$1,072	$1,188	$1,271	$1,025
Deduct undistributed net income
of unconsolidated companies	(7)	-	(5)	11	13	8	9
	1,549	235	1,458	1,061	1,175	1,263	1,016
Add
Fixed charges (excluding interest capitalized)	1,383	351	1,401	1,567	1,556	1,486	1,492
Income taxes	952	140	904	766	912	834	703
Income before fixed charges and
income taxes	$ 3,884	$ 726	$3,763	$3,394	$3,643	$3,583	$3,211

Ratio of income to fixed charges	2.80	2.07	2.68	2.16	2.34	2.40	2.15